RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com



10015067

January 13, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 13, 2010 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended December 31, 2009.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 13, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl.: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 13, 2010

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED								
Scrip Code : BSE 500390 NSE Scrip: RELINFRA			Quarter ended as on 31st December, 2009					
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage (IX=VIII/IV *100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.30	0.29	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00		0.00
(c)	Bodies Corporate	16	84365268	84363612	37.65	37.45	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**27**	**85028646**	**85026983**	**37.94**	**37.75**	**0**	**0.00**
(2)	**Foreign**						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**27**	**85028646**	**85026983**	**37.94**	**37.75**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	310	15490573	15447929	6.91	6.88	-	-
(b)	Financial Institutions/Banks	370	1046791	1031035	0.47	0.46	-	-
(c)	Central Government/State Governments	56	80804	4218	0.04	0.04	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	27	45559409	45559076	20.33	20.22	-	-
(f)	Foreign Institutional Investors	658	37002154	36781618	16.51	16.43	-	-


Reliance Infrastructure Limited

(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1421**	**99179731**	**98823876**	**44.26**	**44.03**		
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	7209	9571170	9456243	4.27	4.25	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1492456	27314770	21644699	12.19	12.13	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	43	1420623	1379361	0.63	0.63	-	-
(c)	Any Other (Specify)				0.00	0.00	-	-
1	Trustee	0	0	0	0.00	0.00	-	-
2	NRIs/OCBs	17829	1583117	1201699	0.71	0.70	-	-
	Sub -Total (B)(2)	**1517537**	**39889680**	**33682002**	**17.80**	**17.71**	**0**	**0**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1518958**	**139069411**	**132505878**	**62.06**	**61.73**	**0**	**0**
	TOTAL (A) +(B)	**1518985**	**224098057**	**217532861**	**100.00**	**99.48**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**2**	**1172205**	**1171478**	**0.00**	**0.52**	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	**1518987**	**225270262**	**218704339**	**100.00**	**100.00**	**0**	**0.00**


Reliance Infrastructure Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	As a % of Grand Total (A)+(B)+(C) (IV)	No of shares pledged (V)	As a % (VI) = (V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Project Ventures Private Limited	8 34 98 937	37.07	0	0.00	0.00
2	Reliance Capital Limited	1 653	0.00	0	0.00	0.00
3	Reliance Innoventures Private Limited	8 64 675	0.38	0	0.00	0.00
4	Kokila D Ambani	2 74 891	0.12	0	0.00	0.00
5	Anil D Ambani	1 39 437	0.06	0	0.00	0.00
6	Jaianmol A Ambani	1 25 231	0.06	0	0.00	0.00
7	Tina A Ambani	1 23 812	0.05	0	0.00	0.00
8	Jaianshul A Ambani	7	0.00	0	0.00	0.00
9	Hansdhwani Trading Company Pvt Ltd	3	0.00	0	0.00	0.00
	TOTAL	**8 50 28 646**	**37.75**		**0.00**	**0.00**


Reliance Infrastructure Limited

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	2 25 39 911	10.01
2	The New India Assurance Company Limited	46 03 917	2.04
3	LIC Of India Market Plus – 1	34 72 128	1.54
4	The Oriental Insurance Company Limited	32 32 255	1.43
5	General Insurance Corporation of India	28 84 303	1.28
6	LIC of India Money Plus	24 15 532	1.07
7	JP Morgan Asset Management (Europe) S.A.R.L.A/C Flagship Indian Investment Company (Mauritius) Limited	24 11 350	1.07
8	Reliance Capital Trustee Co. Ltd. A/C Reliance Diversified Power Sector Fund	23 74 014	1.05
	Total	**4 39 33 410**	**19.50**

I(d) Statement showing details of locked -in shares

Sr. No.	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e. Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Project Ventures Private Limited	Promoter	4 62 60 656	20.54
	TOTAL		**4 62 60 656**	**20.54**



II (a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	390735	11 72 205	0.52
	TOTAL		**11 72 205**	**0.52**

II (b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		0	**0.00**

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable


Reliance Infrastructure Limited